Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

FOR IMMEDIATE RELEASE

Jennifer Prince, Twitter's Global VP and Head of Content Partnerships, to Join Versus Systems Board of Directors

Versus Systems adds media and entertainment industry executive Jennifer Prince to support the company's expansion into TV, streaming, and live events

LOS ANGELES, May 27, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) (FRANKFURT: BMVB) today announced the appointment of Ms. Jennifer Prince to its Board of Directors. As the Global VP and Head of Content Partnerships for Twitter (NYSE: TWTR), Jennifer is responsible for Twitter’s global content arm, working with the world’s most renowned and conversation-driving publishers and creators on their creative, distribution and monetization. She leads Twitter's worldwide efforts engaging with media entities and individual creators across TV, film, music, sports, news, lifestyle, and gaming.

The addition of Prince to the Board of Directors comes as Versus is actively growing in the media and entertainment verticals since their IPO on the Nasdaq in January. Versus, who recently announced the acquisition of Xcite Interactive, will now be able to position its interactive rewards platform inside games, apps, streaming media, OTT and broadcast television. Jennifer Prince is well positioned to help shape the company’s growth in the media space.

Prior to joining Twitter in August 2013, Jennifer was Head of Industry for Film and Television at Google and YouTube. Earlier, Jennifer was SVP of Advertising at Demand Media where she launched their Ad Sales business and helped the company through its IPO.

“I couldn’t turn down an opportunity to advise an innovative and growing company in Versus, after learning how their prizing engine integrates into content, to surprise and delight consumers in content-first immersive experiences,” said Jennifer Prince. “The team is very impressive and I’m thrilled to join the Versus board to help drive impact and value with a team and technology that I believe in.”

“Jennifer Prince is incredible. Her background is unmatched and a perfect fit for Versus. Leading media and entertainment at Twitter, the work she did at YouTube, Google, and Demand Media – Jennifer is exactly what Versus needs as we grow our sales organization and expand our product offerings into interactive media to serve a wider range of content publishers across broadcast, sports, streaming, and live events. We are thrilled to have her join the team at Versus," said

Matthew Pierce, founder and CEO of Versus Systems.

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor contact:

Cody Slach, Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.